UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2021

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road,

Weifang, Shandong,

People’s Republic of China, Postal Code: 261061

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Other Information

Attached hereto as Exhibit 99.1 is a Notice of Annual General Meeting of Shareholders and Proxy Statement of Fuwei Films (Holdings) Co., Ltd. (the “Company”) relating to the Company’s 2021 Annual General Meeting.

Where to Find Additional Information

Shareholders are urged to carefully read the proxy statement, because it contains important information about the Company and 2021 Annual General Meeting of Shareholders. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Fuwei Films (Holdings) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China 261061.

Exhibits

Exhibit No.	Description

99.1	Final Proxy Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 30, 2021

FUWEI FILMS (HOLDING) CO., LTD.

	By:	/s/ Lei Yan
Name: Lei Yan
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Final Proxy Statement.